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                             April 8, 2021

       Theodore T. Wang
       Co-Founder, Chairman and Chief Executive Officer
       Angel Pond Holdings Corp
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Angel Pond Holdings
Corp
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Submitted March 31,
2021
                                                            CIK No. 0001842430

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2021 letter.

       Amendment No. 2 to Form S-1 filed March 31, 2021

       General

   1. We note your disclosure that your sponsor entered into forward purchase arrangements pursuant to which your
sponsor has agreed to transfer 1,600,000 founder shares for up front cash payments of
$3.00 per share and 1,600,000 private placement warrants for up front cash payments of
$1.00 per warrant, for total aggregate consideration of $6,400,000.
                                                        Please identify the
securities registration exemption(s) relied on for these transactions.
 Theodore T. Wang
FirstName
Angel PondLastNameTheodore  T. Wang
             Holdings Corp
Comapany
April       NameAngel Pond Holdings Corp
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
       You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance